Darin Smith Lead Director and Associate General Counsel (319) 573-2676

1290 Avenue of the Americas

New York, NY 10104

April 11, 2017

VIA EDGAR

Edward J. Rubenstein, Esq.

United States Securities and Exchange Commission

Office of Insurance Products

Division of Investment Management

Washington, DC 20549

Re:	AXA Equitable Life Insurance Company

Registration Statement on Form N-4

American Dental Association Members Retirement Program

Registration File No. 333-142455

CIK #0001397940

Dear Mr. Rubenstein:

The purpose of this letter is to provide a response to the additional supplemental comment you provided with respect to the above-referenced filing for AXA Equitable Life Insurance Company (the “Company”). For your convenience, I have included those comments below, and followed each comment with the Company’s response.

1.	On page 10 under Portfolio operating expenses expressed as an annual percentage of daily net assets, both in the text and in the first asterisk, please delete the words “for 2016” after the word expenses. Also in footnote 6 delete “for 2016” after the word expenses.

Response: The disclosure has been revised as requested. See page 10.

I trust that the response provided in this letter addresses your additional supplemental comment adequately. If you have any questions regarding this response, please contact the undersigned at 319-573-2676. Thank you very much for your assistance with this filing.

Best regards,

/s/ Darin Smith
Darin Smith